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SEC FILE NUMBER
8-48197

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: P.J. ROBB VARIABLE, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6075 POPLAR AVENUE, SUITE 400
(No. and Street)

MEMPHIS	TN	38119
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JEFFREY MERCHANT	717-736-8129	JEFF.MERCHANT@CRUMP.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – if individual, state last, first, and middle name)

20646 Abbey Woods Ct. N, Ste 201	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

12/21/2010	5376
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JEFFREY MERCHANT _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of P.J. ROBB VARIABLE, LLC _____ , as of 12/31 _____ , 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CHIEF FINANCIAL OFFICER

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

P.J. Robb Variable, LLC

(A wholly owned subsidiary of Crump Life Insurance Services, LLC)
Statement of Financial Position
December 31, 2025

P.J. Robb Variable, LLC
(A wholly owned subsidiary of Crump Life Insurance Services, LLC)
Index
December 31, 2025



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Management and the Board of Managers of
P.J. Robb Variable, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial position of P.J. Robb Variable, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of P.J. Robb Variable, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as P.J. Robb Variable, LLC's auditor since 2025.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 17, 2026

Phone:708.489.1680 Fax:847.750.0490 | dswd-advisory.com
20646 Abbey Woods Ct N, Suite 201 | Frankfort, IL 60423

P.J. Robb Variable, LLC
(A wholly owned subsidiary of Crump Life Insurance Services, LLC)
Statement of Financial Position
December 31, 2025

Assets

Cash	$ 26,764,276
Segregated cash under regulation	200,000
Commissions receivable, net of allowance of $131,330	6,392,311
Goodwill	13,431,068
Other assets	337,805
Total assets	$ 47,125,460

Liabilities and Member's Equity

Commissions payable	$ 3,411,936
Payable to Parent	1,877,229
Accrued expenses and other liabilities	70,569
Total liabilities	5,359,734

Member's equity

Common units and additional paid-in capital: no par value; 2,000 shares authorized; 1,400 shares issued and outstanding	20,777,967
Owner's equity	20,987,759
Total member's equity	41,765,726
Total liabilities and member's equity	$ 47,125,460

The accompanying notes are an integral part of this financial statement.

P.J. Robb Variable, LLC
(A wholly owned subsidiary of Crump Life Insurance Services, LLC)
Notes to Statement of Financial Position
December 31, 2025

1. **Organization**

   P.J. Robb Variable, LLC (the "Company"), is a wholly owned subsidiary of Crump Life Insurance Services, LLC (the "Parent"), which is a wholly owned subsidiary of AmeriLife Group, LLC ("AmeriLife"). Prior to March 1, 2025, the Parent was a wholly owned subsidiary of TIH Insurance Holdings, LLC ("Insurance Holdings"). On March 1, 2025, Insurance Holdings completed its sale of a 100% stake of the common equity in the Parent to Amerilife.

   The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company acts as a retail and wholesale broker-dealer of life insurance and annuity products for various insurance carriers. The Company conducts business on a national basis.

2. **Summary of Significant Accounting Policies**

   The accounting and reporting policies are in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Additionally, where applicable, the policies conform to the accounting and reporting guidelines prescribed by Company regulatory authorities. The following is a summary of the more significant accounting policies.

   Use of Estimates
   The preparation of a financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statement. The most significant estimate is related to goodwill. Actual results could differ from those estimates.

   Cash
   Cash includes funds on deposit with financial institutions that are available for withdrawal on demand.

   Cash Segregated Under Regulation
   The Company had $200,000 of cash on deposit at December 31, 2025 in a restricted cash account for the exclusive benefit of customers.

   Commissions Receivable
   The Company's receivables are from the distributor broker-dealers of the insurance carriers. The Company has reflected commissions receivable arising from the Company's operations on its Statement of Financial Position. The Company considered current conditions, and there is not a foreseeable expectation of an event or change which would result in the receivables being unpaid, and there is no historical evidence of market declines that would cause the fair value to decline below the amortized cost of the receivables. The expected credit loss for commissions receivable was $131,330 as of December 31, 2025.

   Goodwill
   Goodwill represents the cost in excess of the fair value of net assets acquired (including identifiable intangibles). Goodwill is tested at least annually for impairment during the fourth quarter of each year and more frequently if circumstances exist that indicate a possible reduction in the fair value of the business below its carrying value. If, after assessing all relevant events or circumstances, the Company concludes that it is more-likely-than-not that the fair value of a reporting unit is below its

P.J. Robb Variable, LLC
(A wholly owned subsidiary of Crump Life Insurance Services, LLC)
Notes to Statement of Financial Position
December 31, 2025

carrying value, then an impairment test is required. The Company may also elect to bypass the qualitative assessment and proceed directly to the impairment test. The Company measures impairment using the present value of estimated future cash flows based upon available information. Discount rates are based upon the cost of capital specific to the industry in which the Company operates. If the carrying value of the Company exceeds its fair value, the Company would recognize impairment for the excess of carrying value over fair value. Through December 31, 2025, the Company did not record any impairments related to goodwill.

Income Taxes

The Company is a single-member limited liability company and is treated as a disregarded entity for U.S. federal, state, and local income tax purposes. As such, the Company is not subject to income taxes; instead, its taxable income or loss is included on the income tax returns of an organization with ownership interest. ASC 740-10-50-16 requires a public entity that is not itself subject to income taxes because its income is taxed directly to its owner to disclose that fact and disclose the net difference between the tax bases and the reported amounts of the entity's assets and liabilities. As of December 31, 2025, the Company's net book-to-tax basis difference totaled $13,299,738, consisting of permanent difference related to non-deductible goodwill of $13,431,068 and temporary difference related to the allowance for expected credit losses, resulting in a tax-basis excess of $(131,330).

This information is reported to AmeriLife for inclusion in the preparation of the consolidated tax provision of the owners of AmeriLife who prepares and files all applicable tax returns and recognizes all associated deferred taxes in accordance with the provisions of ASC 740 including those arising from the Company's book-to-tax differences.

New Accounting Pronouncements

There were no standards adopted during the current year that had a material effect on the Company's financial statement, and no standards not yet adopted by the Company that are expected to have a material effect on the Company's financial statement.

3. **Net Capital Requirement**

The Company is subject to the SEC's Uniform Net Capital Rule 15c3 - 1 (the "Rule"), which requires the maintenance of minimum net capital. The Rule requires that the Company maintain minimum net capital equal to the greater of 6 2/3% of aggregate indebtedness or $250,000. At December 31, 2025, the Company had net capital under the Rule of $22,356,054 which was $21,998,738 in excess of its minimum required net capital of $357,316. The Company's ratio of aggregate indebtedness to net capital at December 31, 2025 was 24%.

4. **Related Party Transactions**

The Company enters into certain related party transactions with the Parent and other affiliated companies. These transactions, which arise in the normal course of business, are summarized below. Receivables from and payables to Parent and affiliates represent amounts due from and to the Parent and affiliate companies and are expected to be settled in the normal course of business. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

P.J. Robb Variable, LLC
(A wholly owned subsidiary of Crump Life Insurance Services, LLC)
Notes to Statement of Financial Position
December 31, 2025

Payable to Parent

At December 31, 2025, the Company had a payable of $1,877,229 to the Parent, presented on the Statement of Financial Position. Included in this amount were a payable of $2,040,830 for management service fees and a receivable of $163,601 which resulted from unsettled operational amounts.

5. **Fair Value of Financial Instruments**

The estimated fair value of the Company's financial instruments, which primarily consist of cash, receivables, and current obligations, approximates carrying value because of the short term nature of these financial instruments.

6. **Commitments and Contingencies**

In accordance with the provisions of U.S. GAAP for contingencies, the Company establishes accruals for legal matters when potential losses associated with the actions become probable and the amount of loss can be reasonably estimated. At December 31, 2025, management is not aware of any material contingent liabilities and the Company has no material future commitments.

7. **Segment**

The Company is engaged in a single line of business and acts as a retail and wholesale broker-dealer of life insurance and annuity products for various insurance carriers. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

8. **Subsequent Events**

The Company has evaluated subsequent events through February 17, 2026, and has determined there are none requiring disclosure.